EXHIBIT 11.1

DUKE REALTY CORPORATION

EARNINGS TO FIXED CHARGES CALCULATION

(in thousands)

Nine Months Ended September 30, 2004

Net income from continuing operations, less preferred dividends	$94,411
Preferred dividends	24,321
Earnings from sale of land and ownership interests in unconsolidated companies, net of impairment adjustment	(8,940)
Minority interest in earnings of common unitholders	9,970
Interest expense	99,755
Earnings before fixed charges	$219,517

Interest expense	$99,755
Interest costs capitalized	4,381
Total fixed charges	104,136

Preferred dividends	24,321
Total fixed charges and preferred dividends	$128,457

Ratio of earnings to fixed charges	$2.11

Ratio of earnings to combined fixed charges and preferred dividends	$1.71